Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of Alico, Inc.’s (the “Company,” “we,” “us,” and “our”) securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock and preferred stock summarizes the material terms and provisions of our common stock and preferred stock. It is subject to, and qualified in its entirety by reference to, our Restated Articles of Incorporation, as amended from time to time (the “Articles of Incorporation”), and our Second Amended and Restated Bylaws, as amended from time to time (our “Bylaws”)and applicable provisions of The Florida Business Corporation Act (the “FBCA”).

Authorized Capital Stock

Our authorized capital stock consists of

•	15,000,000 shares of common stock, $1.00 par value per share; and

•	1,000,000 shares of preferred stock, no par value per share.

Common Stock

Dividends. Subject to preferential dividend rights of any other class or series of stock, the holders of shares of our common stock are entitled to receive, to the extent permitted by law, dividends, including dividends of our stock. Such dividends may be declared from time to time by the board of directors. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. Further, our ability to declare dividends is limited by restrictive covenants contained in the agreements governing our indebtedness.

Registration Rights. On February 11, 2019, the Company entered into a Settlement Agreement and Release (the “Settlement Agreement”) with Remy W. Trafelet, our former President and Chief Executive Officer, and certain other parties. The Settlement Agreement, via the registration rights agreement attached to the Settlement Agreement, grants registration rights to Remy W. Trafelet and his affiliates.

Liquidation. In the event of voluntary or involuntary liquidation, dissolvation or our affairs are wound up, after we pay or make adequate provision for all of our known debts and liabilities, each holder of our common stock will be entitled to share ratably, in proportion to the number of shares of common stock held by such holder, in all assets that remain, subject to any rights that are granted to the holders of any class or series of preferred stock.

Voting Rights. For all matters submitted to a vote of shareholders, each holder of our common stock is entitled to one vote for each share registered in the holder’s name. Holders of our common stock vote together as a single class. There is no cumulative voting in the election of our directors, which means that, subject to any rights to elect directors that are granted to the holders of any class or series of preferred stock, a majority of the votes cast at a meeting of shareholders at which a quorum is present is sufficient to elect a director.

Other Rights and Restrictions. Subject to the preferential rights of any other class or series of stock, all shares of our common stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Florida law. Furthermore, holders of our common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities. Our Articles of Incorporation and Bylaws do not restrict the ability of a holder of our common stock to transfer the holder’s shares of our common stock and do not discriminate against any existing or prospective holder of our common stock as a result of such security holder owning a substantial amount of our securities.

The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of our outstanding preferred stock and of any series of preferred stock which we may designate and issue in the future.

Listing. Our common stock is listed on the Nasdaq under the symbol ALCO.

Transfer Agent and Registrar. The transfer agent for our common stock is Computershare Inc.

Preferred Stock

Under our Articles of Incorporation we have authority, subject to any limitations prescribed by law and without further shareholder approval, to issue from time to time, as “blank check preferred,” up to 1,000,000 shares of preferred stock.

The preferred stock is issuable in one or more series, each with such designations, preferences, rights, qualifications, limitations and restrictions as our board of directors may determine in resolutions providing for their issuance.

In particular, our board of directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power or rights of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for our common stock at a premium or otherwise adversely affect the market price of the common stock. Further, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the shareholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including loss of voting control to others.

As of December 1, 2023, all 1,000,000 shares of preferred stock remain unissued and no shares of preferred stock are authorized for any specific series.

Anti-Takeover Effects of Florida Law, Our Articles of Incorporation and Our Bylaws

Some provisions of Florida law, our Articles of Incorporation and our Bylaws contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Anti-Takeover Effects of Florida Law. The following summarizes certain anti-takeover effects of Florida Law.

Authorized but Unissued Stock. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of stock may enable our board of directors to issue shares of stock to persons friendly to existing management. This may have the effect of discouraging attempts to obtain control of the Company. The perception in the market of a large number of authorized but unissued shares of our common and preferred stock could have a negative impact on the price of our common stock.

Evaluation of Impact of Acquisition Proposals on Non-Shareholder Constituencies. The FBCA expressly permits our board of directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of our assets, or any similar extraordinary transaction, to consider in addition to shareholder interests all relevant factors, including, without limitation, the social, legal, and economic effects on our employees, customers and suppliers and our subsidiaries, on the communities and geographical areas in which they operate. Our board of directors may also consider the amount of consideration being offered in relation to the then current market price for outstanding shares of capital stock and our then current value in a freely negotiated transaction. Our board of directors believes that these provisions are in our long-term best interests and those of our shareholders.
The Company has sought to elect out of the provisions of Section 607.0901 of the FBCA, pertaining to affiliates transactions, and Section 607.0902 of the FBCA, pertaining to control-share acquisitions.

Our Articles of Incorporation and Our Bylaws. Provisions of our Articles of Incorporation and our Bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which shareholders might otherwise receive a premium for their shares, or transactions that our shareholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

Among other things, our Articles of Incorporation and Bylaws:

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by a majority of directors then in office, even if less than a quorum, or by the sole remaining director;

•	provide that our Bylaws (other than any Bylaw that is adopted by our shareholders) can be amended by our board of directors.
In addition, our Bylaws provide for advance notice and related requirements in connection with shareholder proposals and nominations of directors by shareholders. Shareholder proposals and nominations for directors at the annual meeting of shareholders must be received in writing not less than 120 days nor more than 150 days prior to the one-year anniversary of the preceding year’s annual meeting. Shareholder proposals and nominations must also be in proper form which must include, among other things, the name and address of the proposing shareholder and the number of shares directly or indirectly beneficially owned by such shareholder and information regarding the proposals or director nominees. The Bylaws also provide additional eligibility and other requirements for director nominees, requirements to call special meetings of the shareholders, and requirements to take shareholder action by written consent in lieu of a meeting.

Indemnification Provisions

Florida law authorizes a Florida corporation to indemnify its directors and officers in certain instances against certain liabilities which they may incur by virtue of their relationship with the corporation. Additionally, a Florida corporation is authorized to provide further indemnification or advancement of expenses to any of its directors, officers, employees, or agents, except for acts or omissions that constitute:

•	a violation of the criminal law unless the individual had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful,

•	a transaction in which the individual derived an improper personal benefit,

•	in the case of a director, a circumstance under which certain liability provisions of the FBCA are applicable related to payment of dividends or other distributions or repurchases of shares in violation of the FBCA, or

•	willful or intentional misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a corporation shareholder.
A Florida corporation also is authorized to purchase and maintain liability insurance for its directors, officers, employees and agent, which we have done.

Our Bylaws provide that we will indemnify our officers and directors for expenses, costs and liabilities actually and necessarily incurred in connection with the defense of any action, suit or proceeding in which an officer or director is made a party by reason of being or having been an officer or director of the Company except in relation to matters in which the officer or director shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his or her duties as such officer or director. The indemnification rights provided in our Bylaws are not exclusive of any other rights to which our officers and directors may be entitled under any Bylaws, agreements, vote of shareholders or otherwise.

We are also a party to indemnification agreements with each of our directors and executive officers. These agreements are made in recognition that our directors and executive officers need substantial protection against personal liability and specific contractual assurance that the protection promised by the Bylaws will be available to them regardless of, among other things, any amendment thereto or revocation thereof, change in the composition of our board of directors, or business combination transaction.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling Alico pursuant to the foregoing provisions and/or agreements, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.